As Filed with the Securities

and Exchange Commission

on June 10, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of	)
Wisconsin Energy Corporation, et al.	)
)
File No. 70-10276)		Certificate Pursuant to Rule 24
	)	of Completion of Transaction
Public Utility Holding Company	)
Act of 1935)

This Certificate of Notification is filed by Wisconsin Energy Corporation (“Wisconsin Energy”), a Wisconsin corporation, and its subsidiary W.E. Power, LLC (“W.E. Power”), a Wisconsin limited liability company, in connection with the transaction proposed in their Application/Declaration on Form U-1 (File No. 70-10276), as amended (the “Application”), and authorized by Order of the Commission dated May 2, 2005 (Release No. 35-27965). Pursuant to Rule 24 under the Act, Wisconsin Energy and W.E. Power hereby certify that the transaction has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application, and of the Commission’s Order with respect thereto, the Unit 1 generating and interconnection facilities of their subsidiary Port Washington Generating Station, LLC having become operational, on a test basis, on June 3, 2005.

Exhibit

F-2	Past Tense Opinion of Quarles & Brady LLP

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 10, 2005

WISCONSIN ENERGY CORPORATION

By:	/s/ Larry Salustro
Larry Salustro Executive Vice President and General Counsel

W.E. POWER, LLC

By:	/s/ Fredrick D. Kuester
Frederick D. Kuester President and General Manager

2